Exhibit 99.1

For Immediate Release

BCE reports results of Series AI and AJ preferred share conversions

MONTRÉAL, July 22, 2026 – BCE Inc. (TSX: BCE) (NYSE: BCE) today announced that all of its floating-rate Cumulative Redeemable First Preferred Shares, Series AJ (“Series AJ Preferred Shares”) will be converted on August 4, 2026, on a one-for-one basis, into fixed-rate Cumulative Redeemable First Preferred Shares, Series AI (“Series AI Preferred Shares”).

On June 16, 2026, notice was provided that holders of Series AI Preferred Shares could elect to convert their shares into Series AJ Preferred Shares and that holders of Series AJ Preferred Shares could elect to convert their shares into Series AI Preferred Shares, subject to the terms and conditions attached to those shares. A total of 1,875 of BCE’s 8,584,140 Series AI Preferred Shares were tendered for conversion on August 4, 2026, on a one-for-one basis, into Series AJ Preferred Shares. In addition, a total of 1,976,448 of BCE’s 3,514,957 Series AJ Preferred Shares were tendered for conversion on August 4, 2026, on a one-for-one basis, into Series AI Preferred Shares. As this would result in there being less than 2,000,000 Series AJ Preferred Shares outstanding, all remaining Series AJ Preferred Shares not tendered for conversion will, as per the terms and conditions attached to those shares, be automatically converted into Series AI Preferred Shares on August 4, 2026.

Registered shareholders who had elected to convert their Series AI Preferred Shares will have the share certificates representing the number of Series AI Preferred Shares tendered for conversion returned to them by TSX Trust Company.

The Series AI Preferred Shares will pay on a quarterly basis, for the five-year period beginning on August 4, 2026, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 5.10%. The Series AI Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbol BCE.PR.I.

About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Krishna Somers

krishna.somers@bell.ca